# SEC Schedule 13D/A (Amendment No. 13) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TMC the metals Co Inc., CIK 0001798562
CUSIP: 87261Y106
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia Canada (A1), V6E 2J3
Date of event which requires filing of this statement: 09/09/2026
Filed by CIK 0001878772
Persons authorized to receive notices and communications: Gerard Barron, c/o TMC the metals company Inc., 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia Canada (A1), V6E 2J3, (888) 458-3420; Daniel T. Kajunski of Mintz, One Financial Center, Boston, Massachusetts (MA), 02111, (617) 542-6000

## Reporting persons
- Gerard Barron (CIK 0001878772): type of reporting person: individual (IN); citizenship or place of organization: Australia (C3); source of funds: personal funds (PF); sole voting power 30,809,638; shared voting power 0; sole dispositive power 30,809,638; shared dispositive power 0; aggregate amount beneficially owned 30,809,638 (6.9% of the class)
  Comment: 1 Consists of (i) 26,162,760 Common Shares and (ii) 4,646,878 Common Shares underlying options that are exercisable within 60 days of September 11, 2026 held by Mr. Barron. Does not include (a) 1,706,501 common shares underlying options that are not exercisable within 60 days of September 11, 2026 held by Mr. Barron, (b) 425,645 restricted stock units, each representing the right to receive one Common Share upon vesting, which vest on March 20, 2027, (c) 13,333,333 restricted stock units, each representing the right to receive one Common Share upon vesting, which shall vest on or prior to April 16, 2029 if the thirty-day average price of the Common Shares reach certain thresholds, (d) 1,065,380 restricted stock units, each representing the right to receive one Common Share upon vesting, which vest in two equal annual installments on March 20, 2027 and March 20, 2028, (e) 816,327 restricted stock units, each representing the right to receive one Common Share upon vesting, which vest in three equal annual installments on March 20, 2027, March 20, 2028 and March 20, 2029 and (f) 50,000 Common Shares underlying Class A warrants to purchase Common Shares (the Class A warrants held by Mr. Barron do not allow for an exercise that would result in the holder of such warrants (together with its affiliates, any "group" or any other persons whose beneficial ownership could be aggregated with the holder) would beneficially own more than 4.99% of the number of Common shares outstanding immediately following exercise).
  
  2 Calculated based on 441,135,482 Common Shares issued and outstanding as of August 11, 2026 as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 13, 2026.

## Item 1. Security and Issuer
Title of class of securities: Common Shares without par value
Name of issuer: TMC the metals Co Inc.
Address of issuer's principal executive offices: 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia Canada (A1), V6E 2J3
Comment:
This Amendment No. 13 to Schedule 13D (this "Amendment") relates to the common shares, no par value (the "Common Shares"), of TMC the metals company Inc., a company existing under the laws of British Columbia (the "Issuer").

This Amendment is being filed by Gerard Barron (the "Reporting Person") to report the expiration of warrants to purchase Common Shares previously held by the Reporting Person pursuant to their terms on September 9, 2026 and to report the vesting of previously issued restricted stock units.

This Amendment amends the Schedule 13D filed with the Securities and Exchange Commission on September 20, 2021, as subsequently amended on October 7, 2021, on November 30, 2021, on December 29, 2021, on February 22, 2022, on April 5, 2022, on July 6, 2022, on August 18, 2022, on January 3, 2023, on March 29, 2023, on April 5, 2023, on August 18, 2023 and on April 18, 2024 (collectively with this Amendment, the "Schedule 13D"), by the Reporting Person.
Except as otherwise specified in this Amendment, all items left blank remain unchanged in all material respects and any items which are reported are deemed to amend and restate the corresponding items in the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings ascribed to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Gerard Barron
Residence or business address: c/o TMC the metals company Inc., 1111 West Hastings Street, 15th Floor, Vancouver, British Columbia, Canada V6E 2J3

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby supplemented by adding the following at the end thereof:

On November 22, 2024, the Reporting Person acquired 260,417 Common Shares upon the vesting and settlement of restricted stock units issued to the Reporting Person pursuant to the Issuer's incentive plans

On March 20, 2025, the Reporting Person acquired an aggregate of 1,247,191 Common Shares upon the vesting and settlement of restricted stock units issued to the Reporting Person pursuant to the Issuer's incentive plans.

On March 20, 2026, the Reporting Person acquired an aggregate of 1,438,075 Common Shares upon the vesting and settlement of restricted stock units issued to the Reporting Person pursuant to the Issuer's incentive plans.

On October 28, 2025, the Reporting Person acquired 6,666,667 Common Shares upon the vesting and settlement of restricted stock units awarded to the Reporting Person in April 2024 upon the achievement of a $7.50 Common Share average closing price vesting threshold.

On September 9, 2026, the warrants to purchase 89,394 Common Shares acquired by the Reporting Person on December 24, 2021 in privately negotiated purchases expired pursuant to their terms without the Reporting Person exercising these warrants.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby supplemented by adding the following after the end of the second paragraph thereof:
On November 22, 2024, the Reporting Person acquired 260,417 Common Shares upon the vesting and settlement of restricted stock units issued to the Reporting Person pursuant to the Issuer's incentive plans

On March 20, 2025, the Reporting Person acquired an aggregate of 1,247,191 Common Shares upon the vesting and settlement of restricted stock units issued to the Reporting Person pursuant to the Issuer's incentive plans.

On March 20, 2026, the Reporting Person acquired an aggregate of 1,438,075 Common Shares upon the vesting and settlement of restricted stock units issued to the Reporting Person pursuant to the Issuer's incentive plans.

On October 28, 2025, the Reporting Person acquired 6,666,667 Common Shares upon the vesting and settlement of restricted stock units awarded to the Reporting Person in April 2024 upon the achievement of a $7.50 Common Share average closing price vesting threshold.

On September 9, 2026, the warrants to purchase 89,394 Common Shares acquired by the Reporting Person on December 24, 2021 in privately negotiated purchases expired pursuant to their terms without the Reporting Person exercising these warrants.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person holds (i) 26,162,760 Common Shares, including the 100,000 Common Shares purchased in a registered direct offering from the Issuer pursuant to a securities purchase agreement, dated August 14, 2023, with the Issuer, a form of which was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on August 14, 2023, which is incorporated herein by reference, and 103,680 Common Shares purchased in a private placement from the Issuer pursuant to a securities purchase agreement, dated August 12, 2022, with the Issuer, a copy of which was filed as Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on August 15, 2022, which is incorporated herein by reference, (ii) 4,646,878 Common Shares underlying options that are exercisable within 60 days of September 11, 2026 and (iii) 50,000 Common Shares underlying Class A warrants to purchase Common Shares at $3.00 per share that are exercisable pursuant to that certain Class A Warrant, dated August 14, 2023, a form of which was filed as Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on August 14, 2023, which is incorporated herein, in connection with the registered direct offering. The 89,394 Common Shares underlying warrants to purchase Common Shares at $11.50 per share previously held by the Reporting Person expired on September 9, 2026 pursuant to the terms of the Warrant Agreement dated as of May 8, 2020 by and between the Issuer and Continental Stock Transfer & Trust Company, as warrant agent, without the Reporting Person exercising these warrants.

The Reporting Person also holds 1,706,501 Common Shares underlying options that are not exercisable within 60 days of September 11, 2026, which vest as follows, subject to continued service through each vesting threshold: (i) approximately 796,367 Common Shares if the Issuer's market capitalization equals or exceeds $6.0 billion; (ii) approximately 455,067 Common Shares upon a certain regulatory approval; and (iii) approximately 455,067 Common Shares upon the commencement of the first commercial production following a certain regulatory approval. Excludes the Special Shares held by the Reporting Person.

The Reporting Person also holds (i) 425,645 restricted stock units, each representing the right to receive one Common Share upon vesting, which vest on March 20, 2027, (ii) 13,333,333 restricted stock units, each representing the right to receive one Common Share upon vesting which shall vest as follows based on the trailing 30-day average price (the "Closing Price"), on or prior to April 16, 2029: one-half shall vest on achievement of a Closing Price of $10.00 and one-half shall vest on achievement of a Closing Price of $12.50 (each subject to equitable adjustment for any stock splits, combinations, reclassifications, stock dividends and the like), (iii) 1,065,380 restricted stock units, each representing the right to receive one Common Share upon vesting, which vest in two equal annual installments on March 20, 2027 and March 20, 2028 and (iv) 816,327 restricted stock units, each representing the right to receive one Common Share upon vesting, which vest in three equal annual installments on March 20, 2027, March 20, 2028 and March 20, 2029; in each case, issued under the Issuer's equity incentive plans and with vesting subject to the continued service to the Issuer of the Reporting Person through the applicable vesting dates.

The Reporting Person also has the right to purchase up to 12,113,741 Special Shares (which includes Special Shares underlying options) which automatically convert into Common Shares on a one for one basis, if on any twenty trading days within any thirty trading day period, the Common Shares trade for a price that is greater than or equal to the price threshold for such class of Special Shares.

The Reporting Person is a party to the Amended and Restated Registration Rights Agreement, dated as of September 9, 2021, by and among the Issuer, Sustainable Opportunities Holdings LLC (the "Sponsor"), certain holders of the Sponsor and certain holders of DeepGreen (the "DeepGreen Securityholders") (the "Registration Rights Agreement"), pursuant to which, among other things, the initial shareholders and the DeepGreen Securityholders (a) agreed not to effect any sale or distribution of certain securities of the Issuer held by them during the lock-up periods described therein and (b) were granted certain customary registration rights, including demand, piggy-back and shelf registration rights. Notably, certain shares held by the initial holders shall not be offered, sold, pledged or distributed for periods of six months or twelve months, as applicable, and certain shares held by the DeepGreen Securityholders shall not be offered, sold, pledged or distributed for periods of six months or two years, as applicable, subject to the exceptions described in the Registration Rights Agreement. The Registration Rights Agreement also provides that the Issuer will pay certain expenses relating to such registrations and indemnify the registration rights holders against (or make contributions in respect of) certain liabilities.

On March 22, 2024, the Reporting Person entered into an Unsecured Credit Facility (the "2024 Credit Facility"), a copy of which was filed as Exhibit 10.34 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2023 filed on March 25, 2024, which is incorporated herein by reference, with the Issuer and ERAS Capital LLC, the family fund of a director of the Issuer, Andrei Karkar, pursuant to which, the Issuer may borrow from the Reporting Person and ERAS Capital LLC (collectively, the "2024 Lenders") up to $20,000,000 in the aggregate ($10,000,000 from each of the 2024 Lenders), from time to time, subject to certain conditions. All amounts drawn under the 2024 Credit Facility will bear interest at the 6-month Secured Overnight Funding Rate (SOFR), 180-day average plus 4.0% per annum payable in cash semi-annually (or plus 5% if paid-in-kind at maturity, at the Issuer's election) on the first business day of each of June and January. The Issuer will pay an underutilization fee equal to 6.5% per annum payable semi-annually for any amounts that remain undrawn under the 2024 Credit Facility.

The Issuer has the right to pre-pay the entire amount outstanding under the 2024 Credit Facility at any time, before the 2024 Credit Facility's maturity. The 2024 Credit Facility also contains customary events of default. The 2024 Credit Facility will terminate automatically if the Issuer or any of its subsidiaries raise at least USD $50,000,000 in the aggregate (i) through the issuance of any of their respective debt or equity securities, or (ii) in prepayments under an off-take agreement or similar commercial agreement. On August 13, 2024, the parties entered into the First Amendment to the 2024 Credit Facility, a copy of which was filed as Exhibit 10.5 to the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, which is incorporated herein by reference, to increase the borrowing limit to $25,000,000 in the aggregate ($12,500,000 from each of the 2024 Lenders). On November 14, 2024, the parties entered into the Second Amendment to the 2024 Credit Facility, a copy of which was filed as Exhibit 10.44 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated herein by reference, to increase the borrowing limit to $38,000,000 in the aggregate ($19,000,000 from each of the 2024 Lenders) and to extend the maturity of the 2024 Credit Facility to December 31, 2025. On March 26, 2025, the parties entered into the Third Amendment to the 2024 Credit Facility, a copy of which was filed as Exhibit 10.45 to the Issuer's Annual Report on Form 10-K for the year ended December 31, 2025, which is incorporated herein by reference, to, among other things, increase the borrowing limit to $44,000,000 in the aggregate ($22,000,000 from each of the 2024 Lenders) and to extend the maturity of the 2024 Credit Facility to June 30, 2026.

On April 16, 2024, the Reporting Person entered into an employment agreement with a subsidiary of the Issuer for the Reporting Person's continued service as the Issuer's Chief Executive Officer, a copy of which was filed as Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on April 18, 2024, which is incorporated herein by reference, which among other things provided for the award of 20,000,000 restricted stock units, each representing the right to receive one Common Share upon vesting, which shall vest on or prior to April 16, 2029 if the thirty-day average price of the Common Shares reach certain thresholds described above and the Reporting Person's eligibility to participate in the Issuer's short-term incentive program and long-term incentive program.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.

(1) The Class A warrants held by the Reporting Person do not allow for an exercise that would result in the holder of such warrants (together with its affiliates, any "group" or any other persons whose beneficial ownership could be aggregated with the holder) would beneficially own more than 4.99% of the number of Common Shares outstanding immediately following exercise.

## Signatures
- Gerard Barron: /s/ Gerard Barron, Gerard Barron (09/11/2026)